                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                 (RULE 14d-100)

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                                   ----------

                    NATIONAL BANCSHARES CORPORATION OF TEXAS
                       (Name of Subject Company (Issuer))

                      INTERNATIONAL BANCSHARES CORPORATION
                              NBC ACQUISITION CORP.
                      (Names of Filing Persons (Offerors))

                                   ----------

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   ----------

                                 632-593-505-000
                      (CUSIP Number of Class of Securities)

                                   ----------

                                 DENNIS E. NIXON
                       CHAIRMAN OF THE BOARD AND PRESIDENT
                      INTERNATIONAL BANCSHARES CORPORATION
                             1200 SAN BERNARDO AVE.
                               LAREDO, TEXAS 78040
                            TELEPHONE: (956) 722-7611
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   COPIES TO:

                                CARY PLOTKIN KAVY
                            COX & SMITH INCORPORATED
                            112 E. PECAN, SUITE 1800
                            SAN ANTONIO, TEXAS 78205
                            TELEPHONE: (210) 554-5500

                                   ----------

                           CALCULATION OF FILING FEE:


          TRANSACTION VALUATION*                 AMOUNT OF FILING FEE**

              $93,319,899.75                            $18,664

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 3,770,501 shares of common stock of National Bancshares Corporation of Texas at the tender offer price of $24.75 per share of common stock.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid:        $18,664                Filing Party:   International Bancshares Corporation
   Form or Registration No.:      SCHEDULE TO            Date Filed:     August 9, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes to designate any transactions to which this statement relates:

         [X]      third-party tender offer subject to Rule 14d-1.

         [ ]      issuer tender offer subject to Rule 13e-4.

         [ ]      going-private transaction subject to Rule 13e-3.

         [ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                   ----------

         This Amendment No. 4 amends the Tender Offer Statement on Schedule TO initially filed on August 9, 2001, and amended by Amendment No. 1 filed on September 10, 2001, Amendment No. 2 filed on October 1, 2001 and Amendment No. 3 filed on October 22, 2001 (as amended, the "Schedule TO"), by International Bancshares Corporation, a Texas corporation ("Parent"), and NBC Acquisition Corp., a Texas corporation and wholly-owned subsidiary of Parent (the "Purchaser"), relating to the third-party tender offer by Purchaser to purchase all the outstanding shares of Common Stock, par value $.001 per share (the "Shares"), of National Bancshares Corporation of Texas, a Texas corporation (the "Company"), at a price equal to $24.75 per Share, subject to adjustment as described in the Offer to Purchase (as defined below), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 9, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with any supplements or amendments, collectively constitute the "Offer"), copies of which were filed with the Schedule TO filed on August 9, 2001 as Exhibits (a)(1)(A) and
(a)(1)(C), respectively. This Amendment No. 4 is being filed on behalf of the Purchaser and Parent. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEMS 4 AND 11(b).

         Items 4 and 11(b) of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

          The Purchaser and Parent have further extended the Expiration Date of the Offer until 5:00 p.m., New York City time, on November 14, 2001.

ITEMS 4 AND 11(a) and (b).

         Items 4 and 11(a) and (b) of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

         On October 26, 2001, International Bancshares received the requisite approval of the Federal Reserve Board pursuant to the Bank Holding Company Act of 1956 for the consummation of the Transactions. Approval by the Federal Reserve Board was a condition to the Offer, and such condition has now been satisfied.

ITEM 12. EXHIBITS.

         Item 12 of the Schedule TO is hereby amended by including the following:

         (a)(1)(N) Press Release issued by Parent and the Purchaser on October 30, 2001.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        NBC ACQUISITION CORP.

                                        By: /s/ DENNIS E. NIXON
                                           -------------------------------------
                                        Name:  Dennis E. Nixon
                                        Title: President



                                        INTERNATIONAL BANCSHARES CORPORATION

                                        By: /s/ DENNIS E. NIXON
                                           -------------------------------------
                                        Name:  Dennis E. Nixon
                                        Title: Chairman of the Board and
                                               President




Dated: October 30, 2001

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

*(a)(1)(A)               Offer to Purchase dated August 9, 2001.

*(a)(1)(B)               Recommendation Statement on Schedule 14D-9 of the
                         Company dated August 9, 2001.

*(a)(1)(C)               Letter of Transmittal.

*(a)(1)(D)               Notice of Guaranteed Delivery.

*(a)(1)(E)               Letter to Brokers, Dealers, Banks, Trust Companies and
                         Other Nominees.

*(a)(1)(F)               Letter to Clients for use by Brokers, Dealers, Banks,
                         Trust Companies and Other Nominees.

*(a)(1)(G)               Guidelines for Certification of Taxpayer Identification
                         Number on Substitute Form W-9.

*(a)(1)(H)               Joint Press Release issued by Parent and the Company on
                         July 31, 2001.

*(a)(1)(I)               Summary Advertisement published in the Wall Street
                         Journal August 9, 2001.

*(a)(1)(J)               Letter to Shareholders of the Company from the Chief
                         Executive Officer and President of the Company dated
                         August 9, 2001.

*(a)(1)(K)               Press Release issued by Parent and the Purchaser on
                         September 10, 2001.

*(a)(1)(L)               Press Release issued by Parent and the Purchaser on
                         October 1, 2001.

*(a)(1)(M)               Press Release issued by Parent and Purchaser on October
                         22, 2001.

(a)(1)(N)                Press Release issued by Parent and Purchaser on October
                         30, 2001.

(b)                      Not applicable.

*(d)(1) Agreement and Plan of Merger dated as of June 30, 2001, among Parent, the Purchaser and the Company.

*(d)(2) Confidentiality Agreement dated March 27, 2001, by and between Parent and the Company

*(d)(3) Agreement dated July 30, 2001, by and between Parent and Tamir Hacker.

*(d)(4) Agreement dated July 30, 2001, by and between Parent and Marvin E. Melson.

*(d)(5) Agreement dated July 30, 2001, by and between Parent and John W. Lettunich.

*(d)(g) Agreement dated July 30, 2001, by and between Parent and Charles T. Meeks.

(g)                      Not applicable.

(h)                      Not applicable.

*Previously filed.